UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For:  THIRD QUARTER REPORT FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002

AND NEWS RELEASES FOR OCTOBER 2002

COMMISSION FILE NUMBER: 0-22216

CANADIAN ZINC CORPORATION

 (Exact name of Registrant as specified in its charter)

Suite 1202 – 700 West Pender Street

Vancouver, British Columbia

Canada V6C 1G8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

A MESSAGE FROM THE PRESIDENT TO THE SHAREHOLDERS OF

CANADIAN ZINC CORPORATION

NINE MONTHS ENDED SEPTEMBER 30, 2002

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity and Capital Resources

As at September 30, 2002, Canadian Zinc Corporation a(the “Company”) has a working capital deficiency of $32,709.  This is a decrease of $440,467 from working capital at December 31, 2001.  This arises from the Company continuing normal operations.  The Company is currently undertaking a private placement and expects to add both flow-through and non flow-through funds to the treasury in the near future.

Major Expenditures

Mineral property costs for the first nine months of 2002 totaled $330,750 whereas for all of 2001 they totalled $600,993.  The year 2002 costs represent, in the main, continuing costs of permitting on Prairie Creek Mine, initial work on the Damoti Lake gold exploration property and property maintenance.

Results of Operations

The Company’s net loss for the nine months ended September 30, 2002 was $591, 534 ($0.02 per share), an increase of $4,325 over the $587,209 ($0.02 per share) loss in the same period last year.

SUMMARY OF ACTIVITIES FOR THE QUARTER

Despite the current weakness in the Equity markets caused by the underlying uncertainty in world affairs, work has continued on Permitting for the Prairie Creek Base Metals Property and also on compilation and consolidation of exploration data the Damoti Lake advanced gold project.

The Company’s primary focus continues to be Prairie Creek, with its $100 million in infrastructure including a developed mine and mill.  Prairie Creek is primarily a Zinc mine with significant amounts of Silver Lead and Copper as by product credits.  Zinc’s largest use is in galvanizing of steel for protection against rust.  Zinc prices are at historical lows causing a major shakeout in the industry.

Recovery in the Zinc market is expected within the next 18 months as high cost producers are forced out of business due to low prices.  Industrial recovery will drive metal prices up, and coupled with the shortage of supply following the shrinkage of the industry, this will mean Zinc’s price recovery will be sharp and spectacular.

Our work program at Prairie Creek is aimed to take advantage of the next rise in the metals price, as once permitting of the mine and sill already on the site is complete, then refurbishment and expansion of the operation can be accomplished in a very short time period.

At Damoti Lake, we have carried out ground reconnaissance work and completed the compilation of previous exploration data and have generated a number of potential targets to increase the current known mineralisation.  Because of the project’s northerly location, targets need to be higher grade and of significant tonnage.  Drilling in this area can only be carried out during the summer period, or in winter when access can be gained over an ice road.  The Company will consider drilling these targets, assuming some further increase in the gold price further improves the project economics.

In the mean time, we continue to work on the permitting and feasibility work required to bring Prairie Creek towards production and have otherwise limited our activities to preserve cash and reduce the burn rate, until such times as the equity markets improve.

“Malcolm J.A. Swallow”

Malcolm J.A. Swallow

President and CEO

A more extensive description of the Company’s activities and the Damoti Lake and Prairie Creek Properties are available on the Company’s web site at www.canadianzinc.com

This report may contain forward looking statements based on assumptions and judgements of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control.  Actual results may differ materially from the expected. Results.

CANADIAN ZINC CORPORATION

Unaudited Financial Statements

September 30, 2002

INDEX

Balance Sheets

Statements of Operations and Deficit

Statements of Cash Flows

Notes to Financial Statements

Schedule of Deferred Exploration Costs

CANADIAN ZINC CORPORATION

Balance Sheets

September 30 2002 (Unaudited)	December 31 2001 (Audited)

ASSETS

Current
Cash and cash equivalents	$ 64,318	$ 545,450
Accounts receivable	8,756	3,071
Prepaid expenses	2,688	2,687

	75,761	551,208

Resource interest (Note 3)	12,889,861	12,559,111

Capital assets (Note 3)	141,303	150,067

$ 13,106,926	$ 13,260,386

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 108,471	$ 78,032

SHAREHOLDERS’ EQUITY

Share capital (Note 5)	20,303,814	19,896,179

Deficit	(7,305,359)	(6,713,825)

12,998,456	13,182,354

$ 13,106,926	$ 13,260,386

Approved by the Directors

“Malcolm J.A. Swallow”

____________________________

Malcolm J.A. Swallow

“Robert J. Gayton”

____________________________

Robert J. Gayton

CANADIAN ZINC CORPORATION

Statements of Operations and Deficit

(Unaudited)

Three months ended September 30	Nine months ended September 30

2002	2001	2002	2001

Interest income	$ (1,772)	$ (2,774)	$ (4,493)	$ (15,637)

Expenses
Amortization	2,890	2,241	8,764	6,723
Bank charges	457	504	1,316	1,573
Capital tax	(8,840)	2,850	(8,840)	9,955
Corporate financing and travel	803	15,826	21,206	70,243
Insurance	-	4,771	3,900	15,711
Investor relations and printing	57,648	12,215	118,899	85,103
Listing and filing	4,337	8,754	25,165	20,082
Office	7,064	5,559	32,575	26,682
Professional fees	4,669	40,815	115,910	103,078
Rent	7,704	12,145	31,231	36,506
Salaries and benefits	50,891	72,163	174,097	214,591
Telephone and utilities	2,284	2,790	6,793	6,309
Transfer agent	-	1,411	2,010	6,290

129,906	182,044	596,027	602,846

Loss for the period	(128,134)	(179,270)	(591,534)	(587,209)

Deficit, beginning of period			(6,713,825)	(5,977,054)

Deficit, end of period	(7,305,359)	(6,564,263)

Loss per share – basic and diluted	(0.02)	(0.02)

Weighted average number of common shares outstanding – basic and diluted	32,942,427	27,156,182

CANADIAN ZINC CORPORATION

Statements of Cash Flows

(Unaudited)

Three months ended September 30	Nine months ended September 30

2002	2001	2002	2001

Cash flows from (used in) operating activities
Loss for the period	$ (128,134)	$ (179,270)	$ (591,534)	$ (587,209)
Adjustment for items not involving cash:
Amortization	2,890	2,241	8,764	6,723

	(125,244)	(177,029)	(582,770)	(580,486)
Change in non-cash working capital items:
Accounts receivable	(3,317)	(2,410)	(5,685)	514
Prepaid expenses	-	4,771	-	14,211
Accounts payable and accrued liabilities	4,586	(12,028)	30,438	(61,266)

(117,341)	(181,876)	(558,017)	(627,027)

Cash flows from financing activities
Shares issued for cash	220,135	570,376	407,635	570,376

Cash flows used in investing activities
Exploration costs, excluding amortization	(88,432)	(276,791)	(330,750)	(633,920)
Purchase of capital assets	-	(5,093)	-	(10,576)

(88,432)	(281,884)	(330,750)	(644,496)

Increase (decrease) in cash and cash equivalents	14,362	106,616	(481,132)	(701,147)

Cash and cash equivalents, beginning of period	49,956	188,243	545,450	996,006

Cash and cash equivalents, end of period	$ 64,318	$ 294,859	$ 64,318	$ 294,859

CANADIAN ZINC CORPORATION

Notes to Financial Statements

September 30, 2002 (unaudited)

1.

Significant Accounting Policies

(a)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from those estimates.

(b)

Amortization

Amortization is provided on a declining-balance basis on the capital assets at the following annual rates:

Heavy mining equipment	30%
Office furniture and equipment	20%
Pilot plant	20%
Computer equipment	30%

Amortization is provided at half the annual rate in the year of acquisition.

No amortization is provided for the pilot plant, as it has not been put to use.

(c)

Resource Interests

The Company follows the policy of deferring all acquisition, including plant and equipment acquired with the property, (see Note 2), exploration and development costs relating to the resource interests.  These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold.

Depletion of costs capitalized on projects put into commercial production will be recorded using the unit-of-production method based on estimated proven reserves.

The amounts shown for resource interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values.  The recoverability of amounts shown for resource interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

Ownership in resource interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many resource interests.  The Company has investigated ownership of its resource interests and, to the best of its knowledge; ownership of its interests is in good standing.

(d)

Property Option Agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements.  Due to the fact that options are exercisable entirely at the discretion of the Optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as resource property costs or recoveries when the payments are made or received.

(e)

Earnings Per Share

Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period.

Effective January 1, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants.  The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount.  Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares.  Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

The adoption of the new standard has no material effect on the calculation of diluted earnings (loss) per share amount for the prior period as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive.  Therefore, basic and diluted earnings (loss) per share would be the same.

(f)

Cash Equivalents

Cash equivalents usually consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when purchased.

(g)

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

(h)

Stock Options

Effective January 1, 2002, the Company adopted, on a prospective basis, the Canadian Institute of Chartered Accountants (CICA) Handbook, Section 3870, Stock-based compensation and other stock-based payments.  As permitted by the new recommendation, the Company has chosen not to recognize any compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features.

However, the Company will be required to provide pro-forma information with regard to its net income as if the compensation cost for the Company’s stock option plan had been determined in accordance with the fair value based method prescribed in the CICA Handbook, Section 3870.  The Company intends to provide this information on an annual basis.

The adoption of the new accounting policy has no cumulative effect on the prior period’s financial statements.

2.

Resource Interest

(a)

Total expenditures on the Company’s exploration properties comprise the following:

September 30 2002	December 31 2001

Prairie Creek
Acquisition costs:
Mining lands	$ 2,750,000	$ 2,750,000
Plant and equipment	500,000	500,000

	3,250,000	3,250,000
Exploration costs (See schedule)	9,483,114	9,309,111

Prairie Creek Total	$ 12,733,114	$ 12,559,111

Damoti Lake
Acquisition costs:
Mining lands	-	-
Option payments	$ 20,000	$ -

Exploration costs (See schedule)	$ 136,747	$ -

Damoti Lake Total	$ 156,747	$ -

Total all properties	$ 12,889,861	$ 12,559,111

(b)

On June 22, 1994, the Company acquired a 100% interest, subject to a 2% net smelter royalty interest ("N.S.R.") in the Prairie Creek Mine property located in Northwest Territories, Canada.  The acquisition includes a 60% interest in the plant and equipment located on the property with an option to acquire the remaining 40% interest.  One-half of the 40% interest will be transferred to the Company when N.S.R. payments have totalled $3,200,000 and the remaining one-half interest will be transferred to the Company when additional N.S.R. payments have totalled $5,000,000, whereupon the N.S.R. will be terminated.

(c)

In 1996, the Company concluded a co-operation agreement with the Nahanni Butte Dene Band.  In return for the various co-operation and assistance undertakings given by the Band, the Company granted the following net profit interest and purchase option to the Band:

(i)

A 5% net profits interest in the Prairie Creek Project payable following the generation of profits after taxation equivalent to the aggregate cost of bringing the Prairie Creek Project into production and establishing the access road.

(ii)

An option to purchase either a 10% or a 15% interest in the Prairie Creek Project at any time prior to the expiry of three months following permitting for the Project, for the cash payment of either $6 million or $9 million, subject to price adjustment for exploration expenditure and inflation, respectively.

(d)

On 20th of June 2002, the Company entered into an Option Agreement with Standard Mining Corporation to acquire 50% of the Damoti Lake advanced gold Exploration Project.  The property is subject to a 2% NSR to the original stakers.

The Option has been granted subject to the following terms and conditions:

(a)

making payments over the four years commencing on the date of execution of this agreement of 100,000 shares of the Optionee and $170,000 in cash and cash equivalents as follows:

(i)

upon signing this agreement, $20,000 (paid) and 100,000 shares of Canadian Zinc (issued);

(ii)

upon the first anniversary of signing this agreement $25,000 and shares of Optionee having a value of $20,000;

(iii)

upon the second anniversary of signing this agreement, $30,000 and shares of Optionee having a value of $20,000;

(iv)

upon the third anniversary of signing this agreement, $35,000 and shares of Optionee having a value of $20,000; and

(b)

incurring Cumulative Expenditures  of $2,400,000 as follows:

(i)

Cumulative Expenditures of not less than $500,000 on or before June 20, 2003;

(ii)

Cumulative Expenditures of not less than $1,100,000 on or before June 20, 2004;

(iii)

Cumulative Expenditures of not less than $1,700,000 on or before June 20, 2005; and

(iv)

Cumulative Expenditures of not less than $2,400,000 on or before June 20, 2006.

3.

Capital Assets

September 30 2002	December 31 2001

Mining equipment	$ 164,940	$ 164,940
Pilot plant	108,161	108,161
Office equipment and furniture	25,060	25,060
Computer equipment	53,232	53,232

351,393	351,393

Accumulated amortization:
Mining equipment	152,870	149,402
Office furniture and equipment	17,981	16,696
Computer equipment	39,239	35,228

	210,090	201,326

Net book value	$ 141,303	$ 150,067

4.

Share Capital

(a)

Authorized: 100,000,000 common shares with no par value.

(b)

Issued:

Number of Shares	Amount

Balance, December 31, 2001	32,068,015	$ 20,083,679

Pursuant to a private placement of 1,000,000 shares at $0.015 per share	1,000,000	150,000

Pursuant to issuance of 250,000 shares as part of a contract for management services	250,000	37,500

Property acquisition 100,000 shares Damoti Lake	100,000	28,000

Pursuant to a private placement of 527,000 shares at $0.23 per share	527,000	121,210

Pursuant to a private placement of 520,424 shares at $0.23 per share	520,424	119,697

Balance, September 30, 2002	34,465,439	$ 20,352,586

(c)

Stock options as at September 30, 2002:

Number of Options	Exercise Price	Expiry Date
100,000	$ 0.15	June 9, 2003
170,000	$ 0.20	April 15, 2004
100,000	$ 0.20	December 8, 2004
1,130,000	$ 0.20	June 28, 2005
550,000	$ 0.20	July 20, 2005
200,000	$ 0.25	March 11, 2007
250,000	$ 0.20	March 18, 2007
200,000	$ 0.24	April 24, 2007
150,000	$ 0.20	September 5, 2007
2,850,000

Each stock option entitles the holder to acquire one common share of the Company.

(d)

Warrants outstanding as at September 30, 2002:

Number of Warrants	Exercise Price	Expiry Date
3,340,000	$ 0.20 (1st year)	December 18, 2002
	$ 0.25 (2nd year)	December 18, 2003
1,000,000	$ 0.20 (1st year)	February 8, 2003
	$ 0.25 (2nd year)	February 8, 2004
100,000	$ 0.23	February 1, 2004
108,755	$ 0.23	March 6, 2004
4,548,755

Each warrant entitles the holder to purchase one common share of the Company.

A total of 327,000 flow-through shares were issued at a price of $0.23 per share to five placees.  Additionally, 200,000 units were issued to two placees, priced at $0.23 per unit.  Each unit consists of one non flow-through share and one half of a share purchase warrant to purchase a share at $0.23 per share for a period of 18 months from August 1, 2002.

A total of 302,914 flow-through shares were issued at a price of $0.23 per share to placees.  Additionally, 217,510 units were issued to one placee, priced at $0.23 per unit.  Each unit consists of one non flow-through share and one half of a share purchase warrant to purchase a share at $0.23 per share for a period of 18 months from September 6, 2002.

5.

Related Party Transactions

The Company incurred the following expenses to directors or corporations controlled by directors:

September 30 2002	September 30 2001

Salaries	$ 45,333	$ -
Consulting fees	134,948	39,375

$ 180,281	$ 39,375

NB.

The increase in consulting fees and decrease in salaries reflects the Company’s policy of decreasing long-term liabilities by moving to contract employment for the majority of its staff and its President and CEO.

6.

Income Taxes

A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

September 30 2002	June 30 2001

Statutory income tax rate	(45%)	(45%)
Tax losses not benefited	45%	45%

Effective tax rate	-	-

As at December 31, 2001, the Company had non-capital losses of approximately $4,151,086, unused cumulative Canadian exploration and development expenses of approximately $10,770,849, and un-depreciated capital costs of approximately $883,829 carried forward for tax purposes and are available to reduce taxable income of future years.  The non-capital losses expire commencing in 2002 to 2008.  The exploration and development expenses and un-depreciated capital costs can be carried forward indefinitely.

Future income tax benefits, which may arise as a result of these losses, have not been recognized in these financial statements, as their realization is unlikely.

7.

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values due to the relatively short-term nature of these financial instruments.  The Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

8.

Subsequent Events

The Company announced the closure of a non-brokered financing to raise $39,727.90.  This part of the financing was both flow-through shares and non flow-through units.  A total of 100,000 flow-through shares were issued at a price of $0.23 per share to one placee.  Additionally, 72,730 non flow-through units were issued to one placee, priced at $0.23 per unit.  Each unit consists of one non flow-through share and one-half of a share purchase warrant to purchase a share at $0.23 per share over the next 18 months.

9.

Comparative Figures

Certain 2001 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2002.

CANADIAN ZINC CORPORATION

Schedule of Deferred Exploration and Development Costs

September 30 2002 (Unaudited)	December 31 2001 (Audited)

Expenses
Amortization	-	5,121
Assaying and analysis	-	6,600
Camp supplies	1,839	41,941
Consulting – report	-	1,140
Consulting – geology	551	47,391
Contract labour	77,962	11,480
Engineering – Geology	24,768	4,846
Insurance	-	5,100
Lease rental	28,025	54,494
Maintenance	2,155	4,852
Miscellaneous	3,157	11,213
Option payments	20,000	-
Permitting/bonding	30,000	-
Salaries and benefits	28,144	328,200
Surveying	-	15,906
Telephone	137	8,177
Travel and transportation	25,580	55,532

Total exploration costs, for the period	242,318	600,993

Deferred exploration costs, beginning of period	9,309,111	8,708,118

Deferred exploration costs, end of period	$ 9,551,429	$ 9,309,111

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this Interim Report on its behalf.

CANADIAN ZINC CORPORATION

(Signed) John Kearney___________________

President and Chairman

Date:  December 19, 2003